FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 5, 2004

Commission File Number [            ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F:  ☒    Form 40-F:  ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes:  ❑    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes:  ❑    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes:  ❑    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Telefónica Móviles Quarterly results.

• High levels of commercial activity in main areas of operation:
• Over 2.3MM new customers in the first three months of the year, of which close to 2.1MM came from Latin America.
• Telefónica Móviles ended March with 54.4MM managed customers (+30.2% vs. 1Q03).
• Including the customers from BellSouth’s Latin American operators[1], whose acquisition was agreed in March, the total managed customer base would stand at 66MM.
• Solid operating performance at TME:

•      Net adds of 278 thousand customers in 1Q04, similar to 1Q03’s figures. Once again, TME obtains favourable results in number portability, holding net positive balance of over 30 thousand customers in 1004.

• Year-over-year growth of 7% in the customer base to over 19.9MM.
• Large growth in traffic, with the volume of minutes carried increasing 17% vs. 1Q03.
• Solid growth in ARPU, with year-over-year growth in 1Q04 of 7%, boosted both by higher outgoing voice ARPU (+9%) and an increasing contribution from data ARPU (+10%).
• Steady flow of prepaid to contract migration (310 thousand), with a positive impact on customer usage ratios.
• Consolidation of Vivo’s leadership in the Brazilian market, where it reached over 22MM customers at the beginning of April:
• Vivo led customer acquisition in the country and increased its customer base by over 1.2MM in 1Q04.
• Growing contribution from data services, which already contribute over 4% of service revenues, doubling its weight vs. 1Q03.
• Telefónica Móviles México is on track to reach its goal of achieving critical mass:
• Strong commercial activity, with net adds of 318 thousand customers in 1Q04, outstripping the combined total for the first three quarters of 2003.
• GSM coverage in 112 cities in March 2004 vs 96 in December 2003.
• Large increase in consolidated operating revenues to €2,561MM, a 20.2% year on year-growth vs. 1Q03:
• Assuming constant exchange rates and excluding the impact of changes in the consolidation perimeter[2], revenues would have grown 19.5% in 1Q04 year-over-year.
• Sharp service revenues growth (+15% vs. 1Q03), driven by the growth in customer base.
• TME’s operating revenues increased by 17.4% vs. 1Q03, underpinned by increases in the customer base and ARPU and higher handset sales.

•      The operating revenues from consolidated Latin American operators show a year-over-year increase, in euros, of 29.6% (25.8% stripping out the impact of exchange rates and changes in the consolidation perimeter2).

• Solid growth in EBITDA (+12.6% vs. 1Q03 to €1,119MM), despite the strong commercial effort:
• EBITDA at TME rose 13.4% vs. 1Q03, leaving an EBITDA margin of 53.3%.
• The consolidated EBITDA margin was 43.7%.
• Assuming constant exchange rates and excluding the impact of changes in the consolidation perimeter[2], EBITDA would have grown 8.7% in 1Q04 year-over-year.
• Growth in net income of 17.9% vs. 1Q03, with higher cash flow generation:
• Net income was €423MM in 1Q04 vs €359MM in 1Q03.
• Consolidated free cash flow generation[3] was €640MM, more than in 1Q03, despite higher capex.

[1]	Figures for BellSouth’s Latin American operation at the end of 1Q04, ended on February 04.
[2]	Excluding the acquisition of TCO, the sale of M-Solutions and of 3G Mobile (Austria).

2004 January-March	0

•	Consolidated net financial debt has fallen by 33% in the last 12 months.

3 Consolidated Free Cash Flow = EBIT (1-t) + Depreciation - Capex - Capitalized Opex

2004 January-March	1

The consolidated financial statements for Telefónica Móviles Group do not include the mobile operators of Chile and Puerto Rico managed by Telefónica Móviles.

As regards changes in the consolidation perimeter in the last 12 months, we would highlight the following:

•      After the acquisition of 61.10% of the ordinary shares with voting rights—equivalent to 20.37% of the total share capital—of Tele Centro Oeste Celular Participaçoes, S.A. (“TCO”) through Telesp Celular Participaçoes, S.A., TCO has been fully consolidated in Brasilcel’s financial statements since 1 May 2003.

•      Subsequently in 2003, TCP increased its shareholding in TCO to 86.58% of ordinary shares—which represents 28.87% of total share capital (not including treasury stock).

•      The sale of 100% of Telefónica Mobile Solutions’ to TS Telefónica Sistemas SA, a company belonging to Telefónica Group, took place in June, with effect from 31 March 2003. Since that date, it is not integrated within Telefónica Moviles’ consolidation perimeter.

•      In July 2003 Medi Telecom carried out a capital increase, as a result of which Telefónica Móviles increased its stake to 32.18%.

•      In December, 2003, Telefónica Móviles sold its Austrian subsidiary, 3GMobile Telecommunications GmbH, to the mobile operator Mobilkom Austria. As of that date, this subsidiary no longer forms part of the consolidation perimeter of the Group.

•      In Brazil, in March 2004, the tax credits used by Tele Leste, TCO, CRT and Tele Sudeste as a result of the goodwill provided by Telefónica Móviles through Brasilcel were capitalized. This capitalization has not resulted in any cash outflow for Brasilcel, but has led to an increase in the shareholdings in these companies.

2004 January-March	2

For an easier understanding of Telefónica Móviles’ financial statements, the economic stakes held by the Company in each of its subsidiaries, along with the consolidation method used in its consolidated financial statements in each period, are provided.

Economic ownership

	March		Consolidation method
	2004	2003	1Q 2004	1Q 2003
T. Moviles España	100.00%	100.00%	Full consolidation	Full consolidation
Brasilcel[1]	50.00%	50.00%	Proportional method	Proportional method
TCP Argentina	97.93%	97.93%	Full consolidation	Full consolidation
TEM Perú	97.97%	97.97%	Full consolidation	Full consolidation
T. Móviles México	92.00%	92.00%	Full consolidation	Full consolidation
TEM El Salvador	90.26%	90.26%	Full consolidation	Full consolidation
TEM Guatemala	100.00%	100.00%	Full consolidation	Full consolidation
Group 3G (Germany)	57.20%	57.20%	Full consolidation	Full consolidation
IPSE 2000 (Italy)	45.59%	45.59%	Equity method	Equity method
3G Mobile (Austria)[2]	—	100.00%	—	Full consolidation
3G Mobile AG (Switzerland)	100.00%	100.00%	Full consolidation	Full consolidation
Medi Telecom [3]	32.18%	31.34%	Equity method	Equity method
TM Interacciona	100.00%	80.00%	Full consolidation	Full consolidation
M-Solutions[4]	—	100.00%	—	Full consolidation
Mobipay España	13.36%	13.33%	Equity method	Equity method
Mobipay International	36.05%	36.00%	Equity method	Equity method
TmAs	100.00%	100.00%	Full consolidation	Full consolidation

[1]        Joint Venture which fully consolidates TeleSudeste Celular, Celular CRT, TeleLeste Celular, Telesp Celular Participaçoes. From May 2003 Telesp Celular Participaçoes includes the stake acquired in Tele Centro Oeste Participaçoes.

         Brasilcel’s stake in subsidiaries: Tele Sudeste Celular 84.14%; Telesp Celular Participaçoes 65.12%; CRT Celular 50.42%; Tele Leste Celular 27.86% and Tele Centro Oeste Participaçoes 19.04%.

[2]        After the disposal of 3G Mobile to Mobilkom Austria, with effect from December 2003 this company is not integrated within Telefónica Móviles’ consolidation perimeter.

[3]        Telefónica Móviles’ stake increased to 32.18% after Medi Telecom’s capital increase in July 2003.

[4]        After the disposal of M-Solutions, with effect from March 2003, this company is not integrated within Telefónica Móviles’ consolidation perimeter.

Exchange rates

	Profit and Losses (1)		Balance sheet and Capex
	March 2004	March 2003	March 2004	March 2003
Argentina (€ / Argentinean Peso)	3.631	3.395	3.496	3.247
Brazil (€ / Brazilian Real)	3.619	3.739	3.555	3.653
El Salvador (€ / Colon)	10.933	9.388	10.696	9.533
Guatemala (€ / Quetzal)	10.137	8.423	9.912	8.665
Mexico (€ / Mexican Peso)	13.935	11.552	13.635	11.731
Peru (€ / Peruvian Nuevo Sol)	4.324	3.731	4.231	3.788

[1]        These exchange rates are used to convert the P&L accounts of the Group foreign subsidiaries from local currency to euros. P&L accounts for subsidiaries that use inflation adjusted accounting criteria (Mexico and Peru), are first converted to US dollars at the closing exchange rate, and then the conversion into euros is made according to the average exchange rate.

[2]        Exchange rates as of 31/ 03/ 04 and 31/ 03/ 03.

2004 January-March	3

Telefónica Móviles Group Consolidated Income Statement
Unaudited figures	In million Euros
	January - March		% Change
	2004	2003
Operating revenues	2,560.5	2,129.8	20.2

EBITDA	1,118.6	993.2	12.6

Operating profit	759.8	635.9	19.5

Income before taxes	677.4	517.3	31.0

Net income before minority interests	427.4	346.1	23.5

Net income	423.3	359.1	17.9

Free Cash Flow[1]	639.5	621.4	2.9

Outstanding shares (million)	4,330.6	4,330.6	—
Net income per share	0.10	€0.08	€17.9
FCF per share[2]	0.15	€0.14	€2.9
Dividend per share	0.1838	€0.1750	€5.0

[1]        Free Cash Flow = EBIT (1- t) + Amortization - Capex - Capitalized opex

[2]        Free Cash Flow per share

Telefónica Móviles obtained net income of €423MM in 1Q04, an increase of 17.9% compared to the same period of 2003.

The year’s first quarter saw strong commercial activity in the main areas of operation despite the typical seasonal fluctuations of the business in the period. The companies managed by Telefónica Móviles achieved net adds of over 2.3MM in 1Q04 vs. 383 thousand in 1Q03, with the consequent impact on commercial costs. Telefónica Móviles ended March 2004 with 54.4MM managed customers, 30% more than in March 2003 and 5% more than in December 2003.

Including the customers from BellSouth’s Latin American operators[1], whose acquisition was agreed in March, Telefónica Móviles would have more than 66MM managed customers.

Key aspects of these results are listed below:

•      Solid growth in operating revenues of 20.2% year-over-year, to €2,561MM in 1Q04. Assuming constant exchange rates and excluding the impact of changes in the consolidation perimeter, revenues would have grown 19.5% in 1Q04 year-over-year.

By components, service revenues (€2,270MM) advanced 15.1% vs. 1Q03, boosted by the operators’ larger customer base and the increase in traffic. Handset sales (€290MM) rose 84% year-over-year, due to the stronger commercial activity in 1Q04.

Telefónica Móviles España (TME) obtained operating revenue of €1,883MM in 1Q04, a year-over-year increase of 17.4%.

Operating revenues from consolidated Latin American operators showed a year-over-year increase of 29.6% in euros and accounted for 26% of Group revenues in 1Q04. Excluding the impact of exchange rates and the incorporation of TCO into the Group’s consolidation perimeter, these revenues would have shown growth of 25.8% vs. 1Q03.

•      Increase of 12.6% in consolidated EBITDA vs. 1Q03 to €1,119MM. Excluding the impact of exchange rates and changes in the Group’s consolidation perimeter, consolidated EBITDA would have grown 8.7%.

The EBITDA margin was 43.7% vs. 46.6% in 1Q03 due to the higher commercial costs recorded in 1Q04, in line with the increased commercial activity (+52% growth in consolidated companies vs. 1Q03).

TME obtained EBITDA of €1,003MM in 1Q04, 13.4% higher than in 1Q03, leaving an EBITDA margin of 53.3%.

[1]        Figures for BellSouth’s Latin American operation at the end of 1Q04, ended on February 04.

2004 January-March	4

EBITDA for the Group’s consolidated Latin American subsidiaries, in euros, was virtually unchanged vs. 1Q03 due to the commercial efforts made during the period. Assuming constant exchange rates and excluding the incorporation of TCO into the Group’s consolidation perimeter, these companies’ EBITDA would have declined 28.3%, mainly due to the higher operating losses recorded in Mexico.

As regards non-operating items, we would highlight:

•      Improvement in income from associated companies, as net losses from companies consolidated by the equity method were halved (-€12MM vs. -€24MM in 1Q03). We would highlight the 52% decrease in losses attributable to the Group through its stakes in Médi Telecom (-€5MM in 1Q04) and IPSE 2000 (-€6MM vs. -€11MM in 1Q03).

•      Decrease of 29% in net financial results, due mostly to lower net financial expenses derived from the decrease in debt.

Consolidated net financial debt at the end of March 2004 stood at €4,240MM, 17% lower than at the end of 2003 and a decrease of 33% in the last 12 months.

Proportionate net financial debt at the end of March 2004 stood at €4,950MM (-15% vs. December 2003).

•      Stable goodwill amortization, which totalled €21MM in 1Q04.

•      The absence of significant extraordinary items.

In 1Q04, consolidated capex amounted to €213MM, an 43% year-over-year increase, due to higher capex deriving from the rollout of TME’s UMTS network and the GSM networks in Argentina and Mexico.

Despite the growth in capex, the favourable performance of operating results enabled to increase consolidated free cash flow generation[2] to €640MM in 1Q04.

Starting in March 2004, and as a result of the commercial launch of the UMTS service in Spain in February, the Group no longer capitalizes the spectrum fee assigned to TME for the operation of UMTS technology, and related expenses capitalised up to now have started being depreciated.

[2]        Consolidated Free Cash Flow = EBIT (1-t) + Depreciation - Capex - Capitalized Opex

2004 January-March	5

The following significant events took place during the last few months:

•      On March 8th Telefónica Móviles announced it has reached an agreement with BellSouth to acquire all its cellular assets in Latin America, which at the end of 1Q04 totalled 11.6 million customers.

The transaction is still subject to due diligence and the pertinent regulatory and governmental approvals.

•      On March 29th, the mobile alliance formed by Orange SA, Telefónica Móviles, TIM and T-Mobile announced tangible results of its collaboration, outlined plans for the future and unveiled its new brand, FreeMove.

•      The Telefónica Móviles General Shareholders’ Meeting held on April 16th, approved all the Agreements Proposals, including the payment of a gross dividend of 0.1838 euros per share. The dividend will be paid on 16 June 2004

Market Size
	In thousands
	Total[1]			Managed[2]			Equity[3]
	March		% Change	March		% Change	March		% Change
	2004	2003		2004	2003		2004	2003
Spain and Mediterranean Basin
Subscribers	21,981	20,378	7.9%	21,981	20,378	7.9%	20,596	19,222	7.1%
Pops	72,903	71,784	1.6%	72,903	71,784	1.6%	52,433	51,386	2.0%
Latin America
Subscribers	29,711	19,321	53.8%	32,379	21,381	51.4%	13,476	9,728	38.5%
Pops	318,702	279,270	14.1%	338,078	298,419	13.3%	210,941	202,668	4.1%
TOTAL
Subscribers	51,692	39,699	30.2%	54,360	41,759	30.2%	34,072	28,950	17.7%
Pops	391,605	351,053	11.6%	410,982	370,203	11.0%	263,375	254,054	3.7%

[1]        Includes total customers from all operators in which Telefónica Móviles holds an economic participation. 2003 figures include TCO. Excludes Chile and Puerto Rico.

[2]        Total subscribers plus the subscribers of managed companies in Chile and Puerto Rico.

[3]        Total subscribers weighted by the economic interest held in each company. In 2003 includes the equity subscribers in TCO. Excludes Chile and Puerto Rico.

Results by geographic regions

Unaudited figures	In million Euros
	REVENUES			EBITDA
	January - March		% Change	January - March		% Change
	2004	2003		2004	2003
Spain	1,882.5	1,603.9	17.4%	1,002.7	884.2	13.4%
Latinamerica[1]	676.9	522.4	29.6%	131.2	133.0	-1.3%
Rest and intragroup sales	1.1	3.5	-68.9%	-15.4	-24.0	-35.9%
TOTAL	2,560.5	2,129.8	20.2%	1,118.6	993.2	12.6%

[1]	The annual comparison is affected by the incorporation of TCO from May 2003.

2004 January-March	6

Spain
• Strong commercial activity, with net adds of 278 thousand customers.
• Sustained growth in MOU and ARPU, with a growing contribution from data services.
• Solid growth in service revenues.
• High operating efficiency despite the commercial effort.
T. Móviles España
	In thousands
	March		% Change
	2004	2003
Subscriber Data
Total subscribers	19,939	18,694	6.7%
Prepaid	11,633	11,886	-2.1%
Contract	8,306	6,808	22.0%
Equity Subscribers	19,939	18,694	6.7%
Unaudited figures	In million Euros
	January - March		% Change
	2004	2003
Financial Data
Operating revenues	1,882.5	1,603.9	17.4%
EBITDA	1,002.7	884.2	13.4%
EBITDA Margin	53.3%	55.1%	-1.9	p.p
Telefónica Móviles España
Operating Revenues (% over total)
		January - March
		2004	2003
Customer revenues		68%	69%
Interconnection		19%	22%
Handset sales		10%	6%
Roaming-in		2%	3%
Other		0%	1%

The Spanish cellular market had an estimated 38.3MM customers at the end of March 2004, 11% more than a year ago, leading to an estimated penetration rate of 89.6%, more than 7 p.p. higher than in March 2003.

Against this backdrop, TME ended March 2004 with a total of 19.9MM customers (+7% vs. 1Q03), with net adds for the quarter of 278 thousand customers, virtually the same as in 1Q03.

As regards customer loyalty activities, the high pace of prepaid to contract migrations seen throughout 2003 continued in 1Q04. In 1Q04 there were close to 310 thousand migrations (+25% vs. 2003), the second highest figure in the Company’s history after 4Q03. This has helped the weight of the contract segment within TME’s total customer base to continue growing, to 41.7% (36.4% in 1Q03).

The volume of handset upgrades in 1Q04 was 848 thousand, similar to 1Q03. Customer loyalty efforts have centred on the contract segment, where there were over 570 thousand handset upgrades in 1Q04 (+6.6% vs. 1Q03).

We would also underscore the increase in the weighting of portability initiatives in commercial activity in 1Q04, after the introduction of more automatic exchange processes at the end of 2003. TME has a positive cumulative portability balance despite aggressive competition in this area.

The commercial effort was accompanied by solid growth in usage and revenues. In 1Q04, traffic carried on TME’s networks was close to 9,865MM air minutes, a year-over-year increase of 17%.

As for customer usage ratios, the high MOU growth recorded in the last five quarters continued in 1Q04. MOU for 1Q04 was 116 minutes, 9% higher than in 1Q03 but 2% lower than in 4Q03 due to seasonal factors. By segments, we would highlight the stability of prepaid MOU despite the Company’s intensive migration activity. Growth in contract MOU continued to increase (+1% vs. 1Q03).

As for short messages, the Company’s networks carried a total of 2,355MM SMS in 1Q04 (+10% vs. 1Q03). Of this, 32% were related to content access and value added services.

2004 January-March	7

With respect to other kinds of data services, we would underline the steady growth of Multimedia Messaging, i-mode services and the larger number of users of GPRS technology services.
We would also highlight the launch of a new MoviStar brand handset, the ‘MoviStar TSM500’, a tri-band mobile-PDA with GPRS data capacity, Bluetooth technology, MMS and an embedded camera.
In the area of corporate services, we would highlight that more than 600 large companies have signed up for the MoviStar Intranet service with TME.
Overall, total data revenues in 1Q04 exceeded €230MM (+17% vs 1Q03), which represents a year-over-year increase of +10% in quarterly data ARPU to €3.9, extending the growth trend in this indicator seen in recent quarters. Of total data revenues generated, 26.8% came from non person-to-person SMS services
Accordingly, average revenue per user and month (ARPU) continued to show solid growth, with a year-over-year increase of 7% in 1Q04 to 29.5€ despite including the full impact of the reduction in termination fees approved at the end of 2003. Although traditional seasonal factors usually cause ARPU to decline in the first quarter of the year compared to the fourth quarter of the previous year, this time the decline was only 2%. By segments, prepaid ARPU performed very positively, showing year-over-year growth for the second consecutive quarter (+2.7%). Contract ARPU was virtually stable, only declining 0.6%, despite the larger weighting of residential customers due to the flow of migrations from prepaid.
Alongside the performance of traffic and revenues, continued efforts to streamline expenses and capex resulted in solid financial results:

•      Operating revenues in 1Q04 were €1,883MM (+17% vs. 1Q03). This performance was underpinned by growth in both service revenues (+13.4%) and handset sales (+75.4%), the latter fuelled by the increased commercial activity and to timing differences in stocks in the distribution network compared to last year.

Due to this last factor, the pace of growth in revenues recorded in 1Q04 is likely to ease in coming quarters, in line with the target of achieving year-over-year growth of over 9% for the whole of 2004.

• Despite an increase of over 17% in commercial activity, the weight of subscriber acquisition and retention costs over operating revenues in 1Q04 stood at 8.3%, 1 p.p. more than a year ago.
• EBITDA in 1Q04 reached €1,002.7MM, an increase of 13.4% vs. 1Q03. This represents an EBITDA margin of 53.3%, keeping Telefónica Móviles España as one of the sector’s most efficient companies.

The 1.9 p.p. decline in the margin compared to 1Q03 was due mainly to increased commercial activity and the larger weighting of handset sales. Also, since 1 March, in line with the commercial launch of Oficin@ Movistar UMTS, the fee for using the UMTS spectrum has no longer been capitalized nor have the other expenses related to this technology, with the consequent effect on EBITDA (€3.8MM), and UMTS-related expenses capitalised up to now have started being depreciated, with an €4.5MM impact on depreciation.

• Capex in 1Q04 totalled €137MM, an increase of 23% on the same quarter of last year due to the efforts being made to roll out the new UMTS network.

2004 January-March	8

Morocco

•      Growth in the customer base of 21% year-over-year.

•      Sharp improvement in profitability and cash flow generation

Médi Telecom ended March with 2.042MM customers, a year-over-year increase above 21%. The customer base contracted slightly in 1Q04 after the sharp volume of customer acquisition in 4Q03 and the decline in prepaid recharge promotions in the period.

Nonetheless, both revenues and EBITDA continue to advance, driven by traffic growth and cost control. Revenues grew by 17% year-over-year in 1Q04 and EBITDA by +64%, to €31MM. More noteworthy was the 43% EBITDA margin for the period, far higher than in any quarter of last year.

The positive performance of operating results and the cutback in capex enabled operating cash flow (EBITDA—capex) to exceed €25MM, more than76% of the total generated in 2003.

The Company estimates than in the coming quarters, especially during summer, there will be an increase in commercial activity.

Latin America

	In thousands
	March		% Change
	2004	2003
Subscriber Data
Total subscribers [1]	29,711	19,321	53.8%
Prepaid	23,597	14,433	63.5%
Contract	6,114	4,888	25.1%
Equity Subscribers	13,476	9,728	38.5%

Unaudited figures	In million Euros
	January -March		% Change
	2004	2003
Financial Data [2]
Operating revenues	676.9	522.4	29.6%
EBITDA	131.2	133.0	-1.3%
EBITDA Margin	19.4%	25.5%	-6.1	p.p

[1]	Includes total customers from all operators in which Telefónica Móviles holds an economic participation, including TCO from May 2003. Excludes Chile and Puerto Rico.
[2]	The annual comparison is affected by the incorporation of TCO from May 2003.

2004 January-March	9

Brazil

• Vivo continues to lead the market’s growth, with a high commercial activity. • Increasing contribution from data services • Improvement in efficiency.
Brazil
	In thousands
	March		% change
	2004	2003
Subscriber Data
Total subscribers [1]	21,875	13,771	58.8%
Prepaid	17,032	10,053	69.4%
Contract	4,843	3,718	30.2%
Equity Subscribers [2]	6,042	4,452	35.7%
Unaudited figures	In million Euros
	January - March		% Change		% change in local currency
	2004	2003
Financial Data [3]
Operating revenues	354.3	240.6	47.3%		43.4%
EBITDA	142.4	95.8	48.7%		44.8%
EBITDA Margin	40.2%	39.8%	0.4	p.p	0.4	p.p

[1]        Includes subscribers of Brasilcel—the Joint Venture with Portugal Telecom—including TCO from May 2003.

[2]        Total subscribers weighted by the economic interest held by Telefónica Móviles and Portugal Telecom in Brasilcel.

[3]        The annual comparison is affected by the incorporation of TCO from May 2003.

The Brazilian cellular market continued to grow rapidly in 1Q04 despite the typical seasonal fluctuations of the business in this period. Against this backdrop, Vivo has led the growth of the market in general and in the regions where it operates, with an estimated average share of net adds of 49% in 1Q04. Accordingly, its market share was virtually unchanged from December 2003 at 45% for Brazil as a whole and an average of 56% in its areas of operation.

Vivo ended March 2004 with 21.875MM customers, capturing more than 1.2MM customers in 1Q04. We would highlight the strong commercial activity in TCP and TCO’s areas of operations, with VIVO achieving 815 thousand net adds.

Vivo reached the 22MM customers mark in the first week of April.

Despite strong growth in recent months, mobile telephony penetration in Vivo’s areas of operation at the end of 1Q04 was 30%, well below figures for other markets with similar per capita income indicating the high growth potential that still exists in the regions where Vivo operates.

Total MOU in 1Q04 was 93 minutes (-10% vs. 4Q03), while total ARPU was 35 reais (-10% vs. 4Q03). This performance was shaped by seasonal factors typical of the year’s first quarter, traffic promotions of gross adds during the Christmas campaign and the impact of the sharp growth in the customer base.

Figures for 1Q04 are not comparable with 1Q03 due to the incorporation of TCO to the consolidation perimeter and the migration to SMP.

The sustained growth in the contribution of data services should also be mentioned, as these represented 4.4% of VIVO’s service revenues, more than double the weighting in 1Q03.

As regards VIVO’s results, operating revenues in 1Q04 including TCO’s results from 1 May 2003 showed growth in local currency of 43% vs. 1Q03, driven by service revenues (+40%) and the increased commercial activity. Excluding TCO’s contribution, operating revenues would have grown 16.8%.

Despite the stronger commercial activity, improvements in efficiency and economies of scale enabled the company to obtain an EBITDA margin after management fees of 40%, with absolute growth, in local currency, in EBITDA of 45% vs. 1Q03 (17% ex-TCO).

2004 January-March	10

Mexico

• High commercial activity in 1Q04, with net adds of 318 thousand customers. • The customer base exceeded 3.7MM. • GSM network rollout continues, increasing coverage to 16 new cities.
	In thousands
	March		% Change
	2004	2003
Subscriber Data
Total subscribers	3,772	2,430	55.3%
Prepaid	3,550	2,131	66.6%
Contract	222	299	-25.7%
Equity Subscribers	3,470	2,236	55.3%
Unaudited figures	In million Euros
	January - March		% Change		% change in local currency
	2004	2003
Financial Data
Operating revenues	155.5	130.4	19.2%		43.8%
EBITDA	-47.3	-4.5	n.s.		n.s.
EBITDA Margin	-30.4%	-3.4%	-27.0	p.p	-27.0	p.p

1Q04 featured intense commercial activity in the Mexican market, where Telefónica Móviles México (TMM) has consolidated its position as the second-largest cellular operator and made progress towards its goal of achieving critical mass in customers.

We would also highlight the progress in the rollout of the GSM network, extending coverage to 112 cities in March vs. 96 in December 2003.

Thanks to the efforts made in 1Q04—including the extension of the Christmas campaign into the first few days of January—TMM achieved net adds of 318 thousand customers, well above 1Q03 net adds (11 thousand) and higher than the combined total for the first nine months of 2003.

The operator ended March with a customer base of close to 3.8MM (+9% vs. 4Q03 and +55% vs. 1Q03). Growth was driven by gross adds of GSM customers, who now represent 38% of the total customer base, 12 p.p. more than in December 2003.

In line with the strong growth of the customer base, MOU in 1Q04 was 61 minutes, while ARPU reached 174 Mexican pesos (-21.2% vs. 1Q03). Comparisons of MOU and ARPU with 1Q03 and 4Q03 are affected by the rapid growth of the customer base and seasonal factors.

Against this backdrop, operating revenues in local currency increased by 43.8% in 1Q04 vs. 1Q03, boosted by higher service revenues (+21% vs. 1Q03) and handset sales. Meanwhile, the costs deriving from the increased commercial activity and the rollout of the GSM network led to an EBITDA loss of €47.3MM in 1Q04.

Capex in 1Q04 totalled €26MM, with capex committed up to 31 March 2004 of €255MM.

2004 January-March	11

Argentina

• Further growth in the customer base, with an increase in net adds.
• Sharp rise in traffic and customer usage.
• Launch of GSM service at the end of March.
Telefónica Comunicaciones Personales (Unifón)
	In thousands
	March		% Change
	2004	2003
Subscriber Data
Total subscribers	1,970	1,547	27.4%
Prepaid	1,334	1,066	25.2%
Contract	636	481	32.2%
Equity Subscribers	1,929	1,515	27.4%
Unaudited figures	In million Euros
	January - March		% Change		% change in local currency
	2004	2003
Financial Data
Operating revenues	70.0	48.7	43.8%		53.8%
EBITDA	15.9	15.6	1.8%		8.9%
EBITDA Margin	22.7%	32.0%	-9.4	p.p	-9.4	p.p

The growth of the Argentine mobile market continues to accelerate, with an estimated penetration of 22% and cellular lines outstripping the number of fixed lines in 1Q04.

In this context, Unifón’s customer base ended March 2004 at 1,970MM, with year-over-year growth of 27% (+8% vs. December 2003). We would highlight the growth in net adds—more than 146 thousand customers—after the negative figure in 1Q03. The level even surpassed that of 4Q03 despite the typical seasonality of the business in the first quarter.

Customer usage indicators continued to rise despite the growth of the customer base, with the company registering a sharp increase in MOU (+27% vs. 1Q03). The growth in MOU, coupled with larger customer base, boosted total traffic in minutes by more than 50% vs. 1Q03, while ARPU registered year-over-year growth of 26%, fuelled by the increase in MOU.

Unifón recorded a year-over-year increase in operating revenues of 54% in pesos in 1Q04, boosted by the larger customer base and increased traffic, as well as higher handset sales.

Despite the increase in commercial activity vs. 1Q03, EBITDA in pesos rose 9%, with an EBITDA margin of 22.7%.

As in previous quarters, we would highlight the good performance of revenues in euros (+44%) despite the negative impact of exchange rates in the last 12 months.

Lastly, regarding capex, we would point out that the rollout of the GSM has begun this year. Phases I and II were completed by the end of 1Q04, providing coverage to nearly 9MM POPS. Commercialisation of the service was launched at the end of March in AMBA (the federal capital and greater Buenos Aires), Mendoza and Mar del Plata.

Total capex for Unifón in 1Q04 was €25MM, with capex committed at 31 March 2004 of €72MM.

2004 January-March	12

Peru

• Leading the market growth, with increasing commercial activity.
• Sustained growth in outgoing and on-net traffic.
• Quarterly EBITDA performance impacted by strong commercial activity.
T. Móviles Perú
	In thousands
	March		% Change
	2004	2003
Subscriber Data
Total subscribers	1,635	1,239	31.9%
Prepaid	1,331	956	39.2%
Contract	303	283	7.1%
Equity Subscribers	1,602	1,214	31.9%
Unaudited figures	In million Euros
	January - March		% Change		% change in local currency
	2004	2003
Financial Data
Operating revenues	56.9	62.8	-9.4%		5.1%
EBITDA	14.5	22.6	-35.9%		-25.6%
EBITDA Margin	25.5%	36.0%	-10.5	p.p	-10.5	p.p

The Peruvian mobile market ended 1Q04 with an estimated 3.1MM customers, with penetration of 11.4%, 3 p.p. higher than at the end of 1Q03. In the country as a whole, mobile telephony users now outnumber fixed lines.

TM Perú continued with a high commercial activity in 1Q04, achieving net adds of over 128 thousand customers. It continued to lead market growth, with an estimated share of net adds of 60%. TM Perú ended 1Q04 with 1.6MM customers, a year-over-year increase of 32%.

Efforts in customer acquisition led to growth in both the contract and prepaid segments, of 7% and 39%, respectively, vs. 1Q03.

It is also worth noting that at the end of 1Q04, four months after the launch of the CDMA 2000 1xRTT network, more then 15% of the customer base has a handset with this technology.

As regards results, TM Perú’s 1Q04 operating revenues in local currency showed an increase of 5.1% vs. 1Q03. This was mostly due to the positive performance of revenues from outgoing traffic, which were partially offset by lower interconnection revenues.

In line with the increase in operating expenses deriving from the intense commercial activity, EBITDA in local currency declined by 25.6% vs. 1Q03, leaving an EBITDA margin of 25.5%.

Chile

•      Still the leader in customer acquisition thanks to GSM.

•      Results driven by strong growth in the customer base and increased commercial activity.

Telefónica Móvil -the subsidiary of Telefónica CTC Chile and managed by Telefónica Móviles, whose CEO has been designated by Telefónica Móviles—ended 1Q04 with 2.5MM customers, 32.7% higher than in 1Q03. The company has once again led the growth in the market, with 230 thousand net adds in 1Q04 vs. 34.6 thousand in 1Q03, thanks to the positive performance of GSM net adds. The success of GSM has allowed the company to have, in less than one year, 657 thousand customers using this technology, 26% of its

2004 January-March	13

total customer base, enabling it to regain nearly 2 p.p. of market share.

As regards results, year-on-year growth in operating revenues is driven by the increase in the customer base and total traffic.

Meanwhile, due to the increased commercial activity and the reduction in mobile interconnection tariffs, the EBITDA margin declined by 8 p.p. vs. 1Q03 to 24%.

Guatemala and El Salvador

• Increasing commercial activity. • Improved financial results.
TEM Guatemala and TEM El Salvador
	In thousands
	March		% Change
	2004	2003
Subscriber Data
Total subscribers	460	334	37.6%
Prepaid	350	227	54.0%
Contract	110	107	2.8%
Equity Subscribers	433	312	38.8%
Unaudited figures	In million Euros
	January - March		% Change
	2004	2003
Financial Data
Operating revenues	40.3	39.9	0.8%
EBITDA	5.8	3.5	63.0%
EBITDA Margin	14.3%	8.8%	5.5	p.p

The progress in customer acquisition in Guatemala and El Salvador in 1Q04, underpinned by the dynamism of both countries’ markets, led to net adds of over 55 thousand customers vs. 6 thousand in 1Q03. The total customer base managed by Telefónica Móviles’ operators in Guatemala and El Salvador at the end of March 2004 stood at 460 thousand customers (189 thousand in Guatemala and 270 thousand in El Salvador) vs. 334 thousand in 1Q03.

As regards financial results, we would highlight the 19% year-over-year increase in revenues, in euros assuming constant exchange rates, fuelled by the growth of the customer base. Despite the commercial effort in 1Q04, the EBITDA margin was 5.5 p.p. higher than in 1Q03 thanks to the one-off expenses registered in 1Q03.

Puerto Rico

•      Strong commercial push in a market with 6 competitors.

Movistar Puerto Rico, the wireless operator managed by Telefónica Móviles, ended 1Q04 with 167,2 thousand customers, a negative net add of 7.4 thousand customers. This reflects the tough competition in a market with six operators, most of which are part-owned by operators present in the US, which have integrated offers of mobile telephony and international long distance, as well as flat-rate products with unlimited usage.

2004 January-March	14

Grupo Telefónica Móviles

Consolidated Income Statement
Unaudited figures	In million Euros
	January - March		% Change
	2004	2003
Operating revenues	2,560.5	2,129.8	20.2
Operating expenses	(1,459.1)	(1,152.0)	26.7
Supplies	(689.2)	(485.2)	42.0
Personnel expenses	(119.4)	(119.2)	0.2
Subcontract and taxes	(650.5)	(547.6)	18.8
Other net operating income (expense)	17.2	15.4	11.4

EBITDA	1,118.6	993.2	12.6

Depreciation and amortization	(358.8)	(357.3)	0.4

Operating profit	759.8	635.9	19.5

Profit from associated companies	(11.8)	(23.7)	(50.2)
Financial income (expense), net	(56.0)	(78.9)	(29.1)
Amortization of goodwill	(20.8)	(21.0)	(1.2)
Extraordinary income (expense), net	6.1	5.0	21.7

Income before taxes	677.4	517.3	31.0

Income taxes	(250.0)	(171.2)	46.1

Net income before minority interests	427.4	346.1	23.5

Minority interests	(4.1)	13.0	c.s.

Net income	423.3	359.1	17.9

Outstanding shares (million)	4,330.6	4,330.6	—
Net income per share	0.10	€0.08	€17.9

2004 January-March	15

Telefónica Móviles Group

Consolidated Balance Sheet

Unaudited figures	In million Euros
March 2004
Long term assets	9,941.2
Start up expenses	353.8
Intangible net assets	2,698.1
Fixed net assets	4,377.2
Investments	2,512.1
Goodwill	1,142.4
Deferred expenses	21.4
Current assets	5,441.0
Inventories	188.9
Accounts receivable	1,887.4
Short term investments [1]	3,086.7
Cash and banks	23.2
Other	254.8
Assets = Liabilities & Shareholders’ equity	16,546.0
Shareholders’ equity	4,495.9
Minority interests	90.7
Deferred income	31.7
Provisions for risks and expenses	1,154.3
Long term accrued taxes payable	36.6
Long term debt	5,598.6
Short term debt including current maturities	1,751.5
Other creditors	3,386.7
[1]	Only includes short term investments which bear interest.

Financial Debt

Unaudited figures	In million Euros
	March 2003	December 2003	March 2004
Consolidated net financial debt	6,328.0	5,086.7	4,240.1
Proportionate net financial debt	7,157.9	5,799.4	4,950.2

Consolidated Debt Structure

2004 January-March	16

Telefónica Móviles Group Breakdown of subscribers, revenues and EBITDA
Unaudited figures	In million Euros
	January - March 2004			January - March 2003
	Subscribers (000’)	Revenues	EBITDA	Subscribers (000’)	Revenues	EBITDA
TEM Spain	19,939	1,882.5	1,002.7	18,694	1,603.9	884.2
Brazil [1]	21,875	354.3	142.4	13,771	240.6	95.8
Mexico	3,772	155.5	(47.3)	2,430	130.4	(4.5)
Argentina	1,970	70.0	15.9	1,547	48.7	15.6
Peru	1,635	56.9	14.5	1,239	62.8	22.6
Guatemala & El Salvador	460	40.3	5.8	334	39.9	3.5
[1] The annual comparison is affected by the incorporation of TCO from May 2003.

Capex by geographic regions
Unaudited figures				In million Euros
				January - March		% Change
				2004	2003
Spain				137.1	111.5	23.0%
Latinamerica
Brazil [1]				19.1	21.1	-9.5%
Mexico				25.7	9.8	161.7%
Argentina				25.2	0.2	n.s.
Perú				3.2	4.0	-21.2%
Guatemala and El Salvador				2.5	2.4	6.2%
Rest of World				0.5	0.3	45.3%
TOTAL				213.1	149.2	42.8%

[1]	The annual comparison is affected by the incorporation of TCO from May 2003.

2004 January-March	17

Change in Debt

		In million Euros
	Cash Flow	March 2004
I	Cash flows from operations	1,235.2
II	Other payment related to operating activities	-8.8
III	Net interest payment	-67.2
IV	Payment for income tax	-13.8
A=I+II+III+IV	Net cash provided by operating activities	1,145.5
V	Net payment for investment in fixed and intangible assets	-290.0
VI	Net payment for financial investment	-9.3
B=V+VI	Net cash used in investing activities	-299.3
C	Dividends Paid	0.0
D=A+B+C	Cash Flow after dividends	846.2
E	Capital Increase	0.1
F	Effects on net debt of exchange rate changes, hedges and others	-0.3
G	Effects on net debt of changes in consolidation	0.0
H	Net debt at the beginning of the period (December 03)	5,086.7
I =H-D-E+F+G	Net debt at the end of the period (March 04)	4,240.1
VI	Includes contributions to Ipse for the payment to Ferrovie dello Stato and payments related to the acquisition of TCO,.

Telefónica Móviles Group

Cash Flow

In million Euros
EBITDA	1,118.6

(+/-) Income from sale/ write down of assets	-0.3
-CAPEX accrued during the period	-213.1
-Write down of assets	1.2
-Net financial payments	-67.2
-Extraordinary payment/ collection	-8.8
-Income tax payment	-13.8
-Net payment for financial investment	-9.3
-Payments of dividends	0.0
(+/-) Investment in working capital	11.9
(+/-) Others	27.0

Cash flow after dividends	846.2

2004 January-March	18

Glossary

ARPU (Average Revenue per User):Average monthly revenue per customer.This includes revenues from fees, monthly subscriber fees, traffic—without discounting traffic promotions—, outgoing roaming and interconnection fees.It excludes handset sales and revenues from incoming roaming.Loyalty programs are not considered as lower revenues in the ARPU calculation
The ARPU figures appearing in this report refer to average ARPU for the quarter.
The average quarterly customer base is calculated as the average of the average customers bases of the three months in the quarter.
For the Brazilian operators, ARPU is calculated as service revenues (operating revenues - handset sales) divided by average customer base.
MOU (Minutes of Usage): Average airtime minutes per customer per month. Airtime minutes include outgoing traffic (mobile to fixed, on-net mobile and mobile to other mobile operators) and incoming traffic (fixed to mobile and other mobile operators to mobile).
Churn: Disconnection rate. This is calculated as the number of disconnections during the period among the average customer base for the period.
Commercial actions: Includes additions, migrations and handset changes.
Active MMS user: Any user who has sent or received an MMS in the last month, other than those who only receive promotional MMS messages.
Active I-mode user: Any user who has accessed i-mode content in the last month during an internet browsing session.
Consolidated net financial debt: Includes the financial debt of all the companies consolidated by the proportional and full consolidation method.
Net financial debt is defined as: Long-term debt + Short-term financial debt, including current maturities—Short-term investments—Cash and banks.
Proportionate net financial debt: Includes the net financial debt of the companies in which Telefónica Móviles Group has an economic stake and a significant influence in the management, weighted in each case by the economic ownership.

For more information:

Investor Relations

Paseo de Recoletos 7-9—2ª Planta. 28004—Madrid

Tel: 91-423 40 27. Fax: 91-423 44 20

E-mail: garcialegaz_m@telefonicamoviles.com

sanroman_a@telefonicamoviles.com

ares_a@telefonicamoviles.com

www.telefonicamoviles.com/ir

This presentation to analysts contains statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Telefónica Móviles undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica Móviles´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts are encouraged to consult the Company´s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities

2004 January-March	19

2004 January-March	20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: May 5, 2004	By:	/s/ Antonio Viana Baptista

	Name:	Antonio Viana Baptista
	Title:	Chief Executive Officer